May 12, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3030
Attn:	Mr. Jay Webb Reviewing Accountant
Re:	The Gorman-Rupp Company Form 10-K for the fiscal year ended December 31, 2009 Filed March 5, 2010 File No. 001-06747
Dear Mr. Webb:
In connection with your letter dated April 28, 2010, The Gorman-Rupp Company submits the following responses to your comments.
Form 10-K as of December 31, 2009
Item 9A. Controls and Procedures, page 11
Evaluation of Disclosure Controls and Procedures, page 11
1.	Comment: We note your principal executive officer and the principal financial officer have concluded that the Company’s disclosure controls and procedures maintained effective internal control over financial reporting as of December 31, 2009. Please confirm to us whether your principal executive officer and the principal financial officer had concluded that your disclosure controls and procedures were effective as of December 31, 2009. Also, in future filings, if true, revise the conclusion to clearly state whether your disclosure controls and procedures are effective or not effective. Refer to Item 307 of Regulation S-K.

Response: The Company confirms its Principal Executive Officer and Principal Financial Officer had concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2009. In future filings, the Company will specifically include its Principal Executive Officer’s and Principal Financial Officer’s conclusions as to the effectiveness of the Company’s disclosure controls and procedures as of the end of the year.

2.	Comment: We note your statement that your disclosure controls and procedures are designed to ensure that information required to be disclosed in reports that are filed under the Securities Exchange Act of 1934 “is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.” In future filings, please also state, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Refer to Rule 13a-15(e) of The Exchange Act.

Response: In future filings, the Company will specifically state that our disclosure controls and procedures are also designed to ensure that information required to be disclosed in Company reports filed under the Exchange Act is accumulated and communicated to Management, including the Company’s Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
Changes in Internal Control over Financial Reporting, page 11
3.	Comment: We note your disclosure “There were no other changes in the Company’s disclosure controls and procedures that occurred during the most recent fiscal year that have materially...” Please confirm to us there were no changes in your internal control over financial reporting that occurred during your last fiscal quarter and revise your disclosures in future filings to indicate, if true, that there were no changes in your internal control over financial reporting that occurred during your last fiscal quarter. Refer to Item 308(c) of Regulation S-K.

Response: The Company confirms that during the fourth quarter of 2009 there were no changes in our internal control over financial reporting that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting. In future filings, the Company will specifically state whether there were any changes in our internal control over financial reporting that occurred during the last fiscal quarter that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.
Item 11. Executive Compensation, page 12
4.	Comment: We note the Director Compensation Table provided on page 11 of the definitive proxy statement that was incorporated by reference to your Form 10-K. With respect to each director’s stock option awards, please tell us, and in future filings disclose, the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of the awards presented in column (c) of the table. Refer to Item 402(k)(2)(iii) of Regulation S-K.

Response: Please note that the Company has not awarded stock options to any of its Directors. As disclosed in Footnote (2) to the Director Compensation Table, the Company has awarded 500 Common Shares from the Company’s treasury each July 1 to each Non-Employee Director then serving on the Board. The fair value of the award is equal to the average market price of our Common Shares on the date of the award multiplied times the amount of our Common Shares awarded. As also disclosed in Footnote (2) to the Director Compensation Table, the fair value of each of the awards of 500 Common Shares on July 1,

2010 was $10,240. Accordingly, we believe the Company complied with the Instructions of Item 402(k)(2)(iii) of Regulation S-K for 2009, and will continue to do so in future filings.
Management’s Discussion and Analysis, page 32
Results of Operations 2009 Compared to 2008, page 32
5.	Comment: In future filings, please expand your discussion of the underlying reasons for the changes in your line items. For instance, in your discussion of the reasons for the decline in net sales in 2009 where you site the impact of the global recession on sales, explain whether the underlying reason impacted sales volume, sales prices, or a mix of the two, quantifying where possible. We also note that the reasons for the almost 43% change in other income in 2009 were not discussed. Furthermore, while it appears that you have explained the reasons for your declines in sales in certain markets totaling a $51.6 million decline in sales that was partially offset by an increase in custom pump sales of $4.0 million, approximately one- quarter of the $64.4 million change does not appear to have been explained in your results. In future filings, please expand your discussion of the changes in your results to quantify, to the extent known, the various components of material changes in your line items, in order to give readers a fuller understanding of your results.

Response: In future filings, to the extent known, the Company will expand the discussion of the underlying reasons for material changes in financial statement line items and include quantification, to the extent known, about various components of material changes in the financial statement line items.

The seventh paragraph on page 32 discloses the primary reason for the decline in “Other income”, which reads: Other income in 2009 was $1.2 million compared to $2.1 million in 2008, a decrease of $900,000 or 42.9%. Interest income decreased $827,000 primarily due to a decline in interest rates. Please note that the $827,000 interest income decrease comprises approximately 90% of the total $900,000 decrease.
Trends, page 33
6.	Comment: We note that although your “Trend” section mentions that you are not subject to material market risks as a result of your export sales or operations outside the United States, and repeats information from the legal proceedings disclosure regarding potential lawsuits to which you may be subject, your disclosure does not include a balanced, executive-level discussion that provides analysis of these risks or the other important events, themes or other significant matters with which management is concerned primarily in evaluating your financial condition and operating results. Please expand your disclosure in future filings, as applicable, to provide an executive level analysis of your material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused, and the actions they are taking in response to these trends and uncertainties. Please also provide an executive-level discussion of the business, industry and technological trends that are driving the sales of your products and that are affecting your operating results. Please see Interpretative Release No. 33-8350, available on our Web site at http://www.sec.gov/rules/interp/33-850.htm, for guidance on the content and purpose of the executive summary.
Response: In future filings, the Company will expand its disclosures to include an executive- level analysis of our material business opportunities, challenges and risks on which the Company’s executives are most focused consistent with Release 33-850. Such disclosure will consider the Company’s actions in response to these trends and uncertainties, as well as the business, industry and technological trends driving the sales of our products and affecting our operating results.
In connection with providing its responses to the Staff’s comments, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you or any other member of your Staff has any further questions or comments concerning the Company’s responses, please contact me at (419) 755-1397.

Sincerely,
/s/ Wayne L. Knabel
Wayne L. Knabel
Chief Financial Officer